August 27, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Republic of Indonesia

Registration Statement under Schedule B

(File No. 333-280933)

Ladies and Gentlemen:

The Republic of Indonesia hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the U.S. Securities Act of 1933, as amended, that the effectiveness of the above-captioned registration statement be accelerated so that it shall become effective at 4:30 p.m. Eastern Time on August 27, 2024, or as soon as practicable thereafter.

If you have any questions regarding this request for acceleration, please do not hesitate to contact Mr. Felipe Duque at +65 6671 6089, email: Felipe.Duque@aoshearman.com.

REPUBLIC OF INDONESIA

acting for and on behalf of the Minister of Finance

By	/s/ Suminto
Suminto
Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia

[Request for acceleration of effectiveness]